Aevumed Inc.

(a Delaware Corporation)

Unaudited Financial Statements

As of the years ended December 31, 2024 and 2023

Reviewed by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Aevumed Inc.

Table of Contents

Independent Accountant's Review Report   FS-3

Unaudited Financial Statements as of December 31, 2024 and 2023:

     Balance Sheets   FS-4

     Statements of Operations   FS-6

     Statements of Changes in Stockholders' Deficit   FS-7

     Statements of Cash Flows   FS-8

     Notes to Financial Statements   FS-9











Alice CPA

Independent Accountant's Review Report

July 30, 2025
To: Board of Directors of Aevumed Inc.
Attn: Saif Khalil, CEO
Re: 2024-2023 Financial Statement Review– Aevumed Inc.

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Aevumed Inc., which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Aevumed Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
July 30, 2025

AEVUMED, INC.
BALANCE SHEETS
As of December 31, 2024 and 2023
(Unaudited)

	2024	2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 63,645	$ 163,679
Accounts receivable	15,789	130,660
Inventories	546,419	542,682
Total Current Assets	**625,853**	**837,021**
Noncurrent Assets		
Property and equipment, net	503,545	647,011
Right-of-use assets	138,669	212,879
Security deposits	27,207	27,207
Total Noncurrent Assets	**669,421**	**887,097**
Total Assets	**$ 1,295,274**	**$ 1,724,118**

(Continued on next page)

The accompanying footnotes are an integral part of these financial statements.

AEVUMED, INC.
BALANCE SHEETS
As of December 31, 2024 and 2023
(Unaudited)

	2024	2023
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ -	$ 14,198
Credit cards	47,818	24,072
Accrued expenses	35,665	29,554
Line of credit	94,601	-
Current portion of lease liability	81,125	75,022
Loans payable, current	238,635	43,380
Total Current Liabilities	**497,844**	**186,226**
Long-Term Liabilities		
Lease liability, net of current portion	64,404	145,529
Loans payable, long-term	287,898	425,048
Convertible notes	250,000	250,000
Accrued interest on convertible notes	85,699	65,699
Total Long-Term Liabilities	**688,001**	**886,276**
Total Liabilities	**1,185,845**	**1,072,502**
Stockholders' equity		
Common Stock, $0.0001 par value; 5,000,000 authorized; 4,616,615 issued and outstanding as of December 31, 2024 and 2023	462	462
Preferred Stock, $0.0001 par value; 8,000,000 authorized; 302,341 and 96,875 issued and outstanding as of December 31, 2024 and 2023, respectively	31	10
Additional Paid in Capital	6,830,057	5,615,078
Retained Earnings/ (Accumulated deficit)	(6,721,121)	(4,963,934)
Total Stockholders' Equity	**109,429**	**651,616**
Total Liabilities and Stockholders' Equity	**$ 1,295,274**	**$ 1,724,118**

The accompanying footnotes are an integral part of these financial statements.

AEVUMED, INC.
INCOME STATEMENTS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	2023
Revenues	$ 683,020	$ 605,657
Costs of Goods Sold	(178,848)	(194,413)
Gross Profit	504,172	411,244
Operating Expenses		
Advertising and marketing	198,948	232,604
General and administrative	791,841	612,255
Salaries and wages	882,073	858,269
Research and development	47,560	304,208
Depreciation and amortization	268,278	174,094
Total Operating Expenses	**2,188,700**	**2,181,430**
Other Income		
Interest expense	(64,233)	(20,000)
Other expense	(8,426)	-
Total Other income (expense)	**(72,659)**	**(20,000)**
Net Income (Loss)	**$ (1,757,187)**	**$ (1,790,186)**

The accompanying footnotes are an integral part of these financial statements.

AEVUMED, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($ par)	Shares	Value ($ par)			
Balance as of December 31, 2022	4,416,373	$ 442	18,750.00	$ 2	$ 3,858,556	$ (3,173,748)	$ 685,252
Issuance of common stocks	200,242	20	-	-	1,256,530	-	1,256,550
Issuance of preferred stocks	-	-	78,125.00	8	499,992	-	500,000
Net loss	-	-	-	-	-	(1,790,186)	(1,790,186)
Balance as of December 31, 2023	4,616,615	462	96,875.00	10	5,615,078	(4,963,934)	651,616
Issuance of preferred stocks	-	-	205,466.00	21	1,214,979	-	1,215,000
Net loss	-	-	-	-	-	(1,757,187)	(1,757,187)
Balance as of December 31, 2024	4,616,615	$ 462	302,341.00	$ 31	$ 6,830,057	$ (6,721,121)	$ 109,429

The accompanying footnotes are an integral part of these financial statements.

AEVUMED, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	2023
Cash Flows from Operating Activities		
Net Income (Loss)	$ (1,757,187)	$ (1,790,186)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	268,278	174,094
Right-of-use assets and lease liability	(812)	1,540
Changes in operating assets and liabilities:		
Accounts receivable	114,871	(95,111)
Inventories	(3,737)	(195,736)
Accounts payable	(14,198)	14,198
Credit cards	23,746	(349)
Accrued expenses	6,111	29,554
Line of credit	94,601	-
Accrued interest on convertible notes	20,000	20,000
Net cash used in operating activities	(1,248,327)	(1,841,996)
Cash Flows from Investing Activities		
Purchase of property and equipment	(124,812)	(470,082)
Net cash used in investing activities	(124,812)	(470,082)
Cash Flows from Financing Activities		
Proceeds from loans	153,910	470,082
Payment of loans	(95,805)	(71,185)
Issuance of common stock	-	1,256,550
Issuance of preferred stock	1,215,000	500,000
Net cash provided by financing activities	1,273,105	2,155,447
Net change in cash and cash equivalents	(100,034)	(156,631)
Cash and cash equivalents at beginning of year	163,679	320,310
Cash and cash equivalents at end of year	$ 63,645	$ 163,679
Supplemental information		
Interest paid	$ 27,109	$ -
Income taxes paid		

The accompanying footnotes are an integral part of these financial statements.

AEVUMED INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Aevumed Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in the State of Delaware on March 12, 2012. The Company is a medical device company focused on designing, manufacturing, and selling innovative orthopedic solutions for soft tissue repair and regeneration.

The Company's fiscal year ends on December 31.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. The Company has not experienced any losses from funds held in excess of the insured limit.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Receivables and Credit Policy

Trade accounts receivable are recorded at the estimated collectible amounts due under contractual terms. Trade credit is generally extended on a short-term basis and, therefore, trade accounts

AEVUMED INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

receivable do not bear interest under normal trade terms. In certain instances, the Company may obtain a down payment ahead of providing goods or services to its customers.

The Company evaluates its accounts receivable for impairment in accordance with the Current Expected Credit Losses (CECL) model under ASC 326. This model requires the recognition of lifetime expected credit losses at the time the financial asset is originated or acquired. The Company estimates expected credit losses based on historical experience, current economic conditions, and reasonable and supportable forecasts.

As part of its credit risk management, the Company routinely assesses the financial condition of its customers and monitors outstanding balances. Based on this evaluation, management determined that the expected credit losses related to accounts receivable were not material. Accordingly, no allowance for credit losses was recorded as of December 31, 2024 or 2023.

As of December 31, 2024 and 2023, the Company had gross accounts receivable of $15,789 and $130,660, respectively.

Inventories

Inventories consist of finished goods, raw materials, and work-in-process used in the manufacturing of medical devices. Finished goods inventory is tracked using the Company's inventory management system, while raw materials and internal manufacturing costs are tracked manually.

Inventories are stated at the lower of cost (determined using the first-in, first-out method) or net realizable value. Cost includes materials and overhead directly attributable to the manufacturing process. Labor costs associated with production are expensed as incurred and not capitalized into inventory.

The Company periodically reviews its inventory for potential obsolescence or slow-moving items. Adjustments are recorded as necessary to write down inventory to its net realizable value. No inventory write-downs were recorded for the years ended December 31, 2024 and 2023.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly increase the productive capacity or extend the useful life of an asset are capitalized. Routine maintenance and repair costs are expensed as incurred. Upon retirement or disposal of assets, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the income statement.
Depreciation is calculated as follows:

- Equipment and computers are depreciated using the double-declining balance method, with estimated useful lives of 5 to 7 years for equipment and 5 years for computers.
- Leasehold improvements are depreciated using the straight-line method over an estimated useful life of 15 years.

The Company reviews the carrying value of property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted future cash flows is less than the carrying amount, an

AEVUMED INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

impairment loss is recognized for the amount by which the carrying value exceeds fair value. Factors considered in this assessment include current operating results, future projections, asset utilization, and technological or economic obsolescence.

Based on management's assessment, no impairment losses were recognized for the years ended December 31, 2024 and 2023.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024 and 2023.

Leases

The Company accounts for leases in accordance with Accounting Standards Codification (ASC) 842, "Leases." For operating leases, the Company recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date. The ROU asset represents the Company's right to use the underlying asset during the lease term, while the lease liability represents the present value of lease payments that are not yet paid. Lease payments are discounted using the rate implicit in the lease, or if not readily determinable, the Company's incremental borrowing rate.

ROU assets are initially measured based on the lease liability, adjusted for any lease payments made at or before the commencement date, lease incentives received, and initial direct costs incurred. The ROU asset is subsequently amortized over the lease term on a straight-line basis. Lease liabilities are increased to reflect interest on the liability and reduced to reflect lease payments made during the period.

Operating lease expense is recognized on a straight-line basis over the lease term within the Company's operating expenses. The Company evaluates its lease agreements to determine whether a contract conveys the right to control the use of an identified asset and whether it qualifies as an operating or finance lease. Short-term leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease expense is recognized as incurred.

AEVUMED INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

Accounts Payable

Accounts payable are recorded at their invoiced amounts and represent obligations to pay for goods or services received. They are classified as current liabilities unless payment is not due within one year. Accounts payable are recognized at the transaction date and are subsequently measured at amortized cost, which typically equals the original invoiced amount.

Accrued Expenses

Accrued expenses represent liabilities for goods or services that have been received but not yet paid for as of the reporting date. These include payroll liabilities and other routine operating expenses. These expenses are recognized when incurred, based on the best estimate of the amount owed, even if no formal invoice has been received. Accrued expenses are classified as current liabilities and are typically settled within the normal operating cycle.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*, which outlines a five-step model for recognizing revenue. Revenue is recognized when control of promised goods is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those goods.

The Company generates revenue from the sale of medical devices designed for orthopedic procedures. These devices are sold to distributors and healthcare providers under standard arrangements with no significant variable consideration, financing components, or contract modifications.

Revenue is typically recognized at a point in time, upon shipment of the product, which is when control transfers to the customer. Payment terms are generally net 30 to 60 days. The Company assesses collectibility as part of its contract evaluation and recognizes revenue only when collection is probable.

Cost of Goods Sold

Cost of goods sold includes direct costs of raw materials and finished goods sold, determined using the first-in, first-out (FIFO) method. Labor and manufacturing overhead are expensed as incurred and not capitalized into inventory. Inventory balances are reviewed periodically for obsolescence, with any adjustments recorded in COGS. No material write-downs were recorded for the years ended December 31, 2024 and 2023.

Research and Development

Research and development costs are expensed as incurred. These costs primarily include salaries, materials, prototyping, and other costs associated with the design and development of the Company's medical device products.

R&D expenses were $47,570 and $304,208 for the years ended December 31, 2024 and 2023, respectively.

AEVUMED INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

Advertising

The Company expenses advertising costs as they are incurred. For the years ended December 31, 2024 and 2023, the Company had advertising and marketing expense amounting to $198,948 and $232,604, respectively.

Income Taxes

The Company accounts for income taxes under the asset and liability method, as required by ASC 740, *Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for net operating loss ("NOL") and tax credit carryforwards. Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of currently due taxes plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

As of December 31, 2024 and 2023, the Company had no provision for federal or state income taxes due to operating losses incurred since inception. The Company has not recognized any deferred tax assets related to these losses, as the realization of such assets is not considered more likely than not at this time.

The Company has evaluated its tax positions under ASC 740-10 and concluded that there are no material uncertain tax positions as of December 31, 2024 and 2023. The Company does not anticipate any significant changes to uncertain tax positions within the next 12 months.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORIES

Inventories consist of the following as of December 31, 2024 and 2023:

	2024	2023
Finished Goods	$ 236,182	$ 255,508
Raw materials and other production components	310,237	287,174
Total Inventories	$ 546,519	$ 542,682

AEVUMED INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following as of December 31, 2024 and 2023:

	2024	2023
Machinery and equipment	$ 1,220,012	$ 1,095,199
Leasehold improvement	20,000	20,000
Computer	4,603	4,603
Less: accumulated amortization	(741,070)	(472,791)
Total property and equipment, net	$ 503,545	$ 647,011

Depreciation expense for the years ended December 31, 2024 and 2023 were $268,278 and $174,094, respectively.

NOTE 5 – LINE OF CREDIT

In January 2024, the Company entered into a revolving line of credit agreement with PBC Bank, with a maximum credit limit of $100,000. Borrowings under the line bear interest at a rate of 4.5% per annum. The outstanding balance under the line of credit was $94,601 as of December 31, 2024, and is classified as a current liability.

NOTE 6 – LOANS PAYABLE

Loan with Mitsubishi HC Capital America Inc.

In 2021, the Company entered into a loan agreement with Mitsubishi HC Capital America Inc. for a principal amount of $126,818. The loan is payable in monthly installments of $3,989.57 over a 32-month term. The outstanding balance on the loan was $0 and $21,656 as of December 31, 2024 and 2023, respectively.

In August 2023, the Company entered into a commercial finance agreement with Mitsubishi HC Capital America Inc. for a principal amount of $241,975. The loan bears interest at a fixed rate of 4.14% per annum and is payable in monthly installments of $4,365.20 over a 72-month term. The first payment was made on April 15, 2024.

The outstanding loan balance was $184,321 and $241,975 as of December 31, 2024 and 2023, respectively. The loan is secured by the financed equipment and is classified as a long-term liability, with the current portion presented under current liabilities.

Loan with Navitas Credit Corp.

In 2023, the Company entered into an equipment finance agreement with Navitas Credit Corp. for a principal amount of $228,107. The agreement requires an initial payment of $23,311 made in December 2023, followed by 59 monthly payments of $4,819.98.

AEVUMED INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

The outstanding balance under the agreement was $161,416 and $204,796 as of December 31, 2024 and 2023, respectively. The loan is secured by the financed equipment and is classified as a long-term liability, with the current portion included in current liabilities.

Loan with Ondeck

In November 2024, the Company entered into a business loan and security agreement with Ondeck, receiving loan proceeds of $127,725. An origination fee of $7,725 was deducted from the proceeds. The loan is repayable through fixed weekly payments of $3,275 and is scheduled to be fully repaid within twelve months.

The outstanding balance was $123,834 as of December 31, 2024. The loan is classified as a current liability.

Loan with American Express

In November 2024, the Company entered into a loan agreement with American Express for a principal amount of $25,000. The loan bears interest at an annual rate of 31.44% and is scheduled to be fully repaid within twelve months.

The outstanding balance was $22,910 as of December 31, 2024. The loan is classified as a current liability.

NOTE 7 – CONVERTIBLE NOTE PAYABLE

In September 2020, the Company entered into a convertible promissory note agreement with Ben Franklin Technology Partners of Southeastern Pennsylvania, with a maximum principal amount of $250,000. The note bears simple interest at 8% per annum and matures on December 31, 2026.

The agreement includes both automatic and optional conversion features. Upon the closing of a qualified equity financing of at least $2 million led by institutional investors, the outstanding principal and accrued interest will automatically convert into preferred equity at a 20% discount to the financing price. After 24 months from issuance, the investor may also elect to convert the note into equity at the lower of 80% of the price of a subsequent financing or the price implied by an $8 million valuation cap. In the event of a change in control prior to conversion, the investor may choose to receive either the outstanding balance or the value of equity as if converted at the cap price, whichever is greater.

The note is prepayable by the Company with 30 days' notice, during which time the investor retains the right to convert. In the event of default, interest accrues at a rate of 15% per annum. Upon conversion, the investor may elect to convert accrued interest or receive it in cash.

As of December 31, 2024 and 2023, the outstanding principal balance was $250,000. Accrued interest on the convertible note amounted to $85,699 and $65,699 as of December 31, 2024 and 2023, respectively. The note and related accrued interest are classified as noncurrent liabilities.

AEVUMED INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

NOTE 8 – EQUITY

Preferred Stock

The Company is authorized to issue 8,000,000 shares of preferred stock with a par value of $0.0001 per share. As of December 31, 2024 and 2023, 302,341 and 96,875 shares of preferred stock were issued and outstanding, respectively.

Common Stock

The Company is authorized to issue 5,000,000 shares of common stock with a par value of $0.0001 per share. As of December 31, 2024 and 2023, 4,616,615 shares of common stock were issued and outstanding.

NOTE 9 – LEASES

In February 2021, the Company entered an operating lease for an office space in Malvern, Pennsylvania for 63 months. Future payment obligations with respect to the Company's operating leases, which were existing at December 31, 2024, by year and in the aggregate, are as follows:

	Amount
Year ending December 31, 2025	$ 88,402
Year ending December 31, 2026	67,624
Total future payments	156,026
Less: interest	(10,497)
Present value of lease liability	$ 145,529
Months remaining as of December 31, 2024	21
Interest rate	5.0%

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024 and 2023.

NOTE 11 – GOING CONCERN

The Company incurred net losses of $1,757,187 and $1,790,186 for the years ended December 31, 2024 and 2023, respectively, and had accumulated deficits of $6,721,121 and $4,963,934 as of those dates. These factors raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued.

To address this, management has implemented plans that include: (i) securing $200,000 in capital commitments through an ongoing Regulation D raise, with additional investor discussions in progress; (ii) launching new products and expanding into additional markets, showing early sales

AEVUMED INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

traction; (iii) actively managing costs to preserve cash; and (iv) progressing two finished products currently under FDA review for market clearance, supported by a strong sales pipeline.

While management believes it will be able to secure such funding, these conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 12 – SUBSEQUENT EVENTS

Capital Raise Commitment

As of July 30, 2025, the Company secured $200,000 in investment commitments as part of an ongoing Regulation D capital raise to support future operations and product development.

Management's Evaluation

Management has evaluated subsequent events through July 30, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.